A focused strategy...

Annual Report 2004



IPC
HOLDINGS, LTD.



IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

...creating exceptionally strong value

Reinsurance can be compared to the fine art of making tea. Through all stages of its production, each step is conducted with care and purpose. From the cultivation to the hand picking, rolling, shaping, drying and brewing, tea confers its rewards in proportion to the care taken in its preparation. At IPC, our approach to property catastrophe reinsurance is equally disciplined, each step undertaken with intelligent purpose, each transaction of clear value to all parties.

Financial highlights

(Expressed in thousands of United States dollars except for per share amounts)

For the years ended December 31	2004	2003	2002	2001	2000
Gross Premiums Written	378,409	322,762	259,685	133,057	93,757
Net Premiums Written	358,311	308,296	254,275	128,639	88,930
Total Revenues	416,344	363,071	233,541	156,236	118,594
Net Income (Loss)	138,613	260,629	157,906	(3,933)	44,225
Basic Net Income (Loss) per Common Share	2.87	5.41	3.28	(0.15)	1.77
Cash Dividends per Common Share	0.88	0.72	–	0.16	–

As of December 31					
Total Assets	2,028,290	1,769,458	1,473,975	1,301,716	647,490
Shareholders' Equity	1,668,439	1,569,159	1,291,483	1,105,794	559,270



Letter to the shareholders

2004 proved to be a demanding year for the Company with respect to both underwriting and regulatory reporting, but one in which we have again excelled. On the underwriting side, the industry suffered a year of record catastrophic losses. However, we are nevertheless gratified to report net income for 2004 of $139 million. On the regulatory front there has been the considerable task and expense of complying with the internal control regulations of the Sarbanes-Oxley Act of 2002, and we are pleased to report that both the Company and our auditors assessed our controls as being effective.

Market conditions remained healthy in 2004 and the record losses, plus the early losses in 2005, reinforce the need for underwriting discipline to be maintained. We continued our focused strategy on discipline, risk selection and transactional excellence, coupled with our consistent A+ financial strength rating (from both A.M. Best Company and Standard & Poor's). This has allowed us to develop long-term and valued relationships with our clients and brokers as well as allowing us to attract new clients and business. These in turn led to the utilization of our capital in 2004 and through the renewals of 2005.

At the end of 2004, total assets and shareholders' equity have again reached record levels with total assets finishing the year at over the $2 billion level for the first time and shareholders' equity nearing $1.7 billion. Even in this very active



loss year the Company had a combined ratio of 78%, a return on equity of over 8% and your Board of Directors also raised the quarterly dividend by 20% during the year. Management and the Board regularly review capital utilization and structure in order to maximize shareholder value.

At the end of this challenging and active year we wish to commend our staff across all the departments of underwriting, claims, finance and administration for their dedication and performance with which we are in a such a strong position.

Joseph C.H. Johnson
Chairman

James P. Bryce
President & Chief Executive Officer





Steady growth

Tea leaves grow on a tree called camellia sinensis, of which there are more than 3,000 varieties. Left wild, it can reach a height of over 30 feet. On tea plantations, it is pruned like a bush and grown in long, hedge-like rows for ease of picking. A new tea plant must grow for five years before the leaves are ready for harvest. After 30 years, productivity declines and the trunk is cut near the ground to force regeneration. In this way, the same plant can yield for over a century.

At IPC, we have cultivated growth with a steady hand, from initial shareholders' equity of $300 million in 1993 to a value of $1.67 billion by the end of 2004, having paid (harvested) dividends of $265 million.

Operations review

The unpredictability of property catastrophe reinsurance continued to be demonstrated in 2004. The last three years has shown how that volatility has a direct effect on the Company's results. 2002 was a relatively benign year with $13.5 billion of insured property losses as estimated by the Swiss Re Sigma report. 2003 showed a moderate increase to $18.5 billion of estimated insured property losses. 2004 saw a decrease in the frequency of events, but a large increase in severity with a total loss estimate of $49 billion, making it the highest property loss year on record. The service we provide to our clients is a reduction in this volatility, while still protecting our shareholders by our disciplined underwriting and prudent capital utilization.

The major losses in 2004 were the four hurricanes making landfall in the south-east United States and the Caribbean, plus the record ten typhoons affecting Japan. Of the estimated record losses of $49 billion, $28 billion related to the Atlantic hurricanes and $6 billion to three of the Pacific typhoons. We cannot complete our review of last year's catastrophes without mentioning the devastating tsunami that occurred in the Indian Ocean on December 26th. The precise number of victims from this tragedy may never be known but estimates put the number at over 280,000 and our condolences go to all affected.

Since the Company's beginning in 1993, we have remained focused on writing property catastrophe business on an excess of loss basis. This has proved to be a successful strategy and, even with the volatile nature of the catastrophe business, we have only reported three quarters' earnings where a net loss was made, since going public in the first quarter of 1996. One of those quarters was the third quarter of 2004 due to the windstorm activity mentioned above. We continue to believe that by writing property catastrophe business on a predominantly excess of loss basis, we are able to accurately track our aggregate liability in each geographic zone and therefore know and control



Pictured left to right;
John R. Weale Senior Vice President & Chief Financial Officer, **Rob Newman** Vice President & Controller, **James P. Bryce** President & Chief Executive Officer, **Stephen C. Bardill** Vice President, Underwriting, International, **Peter J.A. Cozens** Senior Vice President, Underwriting, International.

our maximum loss from any one event. We also continue to publish these aggregate liabilities to show investors and clients our continued underwriting discipline and capital utilization management. The Company constantly reviews its zonal aggregates and capital utilization to make sure that we are properly employing our shareholders' funds. We have shown in the past that we will return excess capital when market conditions dictate. At present, we believe that the market conditions remain healthy and therefore our capital can be beneficially deployed.

We believe that our philosophy has been vindicated by the 2004 result that, despite the record worldwide catastrophe losses, we have produced a strong underwriting profit with a loss ratio of just over 60%. The increased loss activity has also allowed us to demonstrate the transactional excellence on which we pride ourselves. Our promise to

Operations review continued

pay is much more than just words, and is backed up by our actual claims settling performance.

Catastrophic activity in 2004 demonstrated the difficulty that companies can have in assessing their level of losses arising from the events. The unprecedented event of four hurricanes making landfall in Florida and ten typhoons making landfall in Japan, over a relatively short time span, undoubtedly challenged the historic claims models and made our clients' individual loss estimations very difficult. Last year was a learning experience for insurance, reinsurance and modeling companies, and may hopefully lead to more accurate data being obtained in a more timely manner in the future. The loss estimations were also impacted by the significant demand surge for building resources in the wake of the number of storms hitting the same areas. These factors all led to the increases in estimations from ceding companies, as actual losses and payments were assessed and reported against the earlier projections.

One of our strengths has been, and continues to be, the consistency of the Company in terms of shareholders, employees, producers, clients and ratings. The stability of shareholders has allowed us to remain with our successful business plan and to focus on the risks we understand. We have been able to attract quality business by providing excellent service that has been recognized by our clients, brokers and ratings agencies. This quality service is in large part due to our dedicated and experienced employees.

Corporate governance is also very important to the Company, our Board of Directors and the Management and staff. The increased regulations and scrutiny resulting from the Sarbanes-Oxley Act of 2002 has meant significant extra work and expense for us, as well as for our auditors.

The Company has continued its policy of prudent investing of the funds generated from operations, although



we continue to review this activity for possible enhancements. At the beginning of the year we invested $75 million in a "fund of funds" hedge fund in order to further diversify the portfolio and with the aim of increasing the overall yield. During 2004 the fixed income markets continued to yield low level returns, but our overall investment return was boosted by the performance of the hedge and equity funds.

Once again we have shown our strength with a profit in what was the worst property catastrophe year on record. We continue to see a healthy property catastrophe marketplace with underwriting discipline generally holding across the major areas of the world. We continue to monitor the markets and underwriting returns that can be made, in order to assess this capital utilization and maximize the value we offer for both clients and shareholders alike.

Pictured left to right;
Steven M. Smith Assistant Vice President, Underwriting, North America, **Stephen F. Fallon** Senior Vice President, Underwriting, North America, **Glenn Clinton** Vice President, Underwriting, North America, **Bryan Burnside** Consultant



Intent focus

In Japan, where green teas predominate, the fabled Japanese Tea Ceremony was first enacted by Zen Buddhist monks in the Middle Ages. An art form of detail, grace, and intent focus, it requires years of training and practice yet signifies only the simple making and serving of a cup of tea.

IPC is intently focused on a single line of reinsurance: property catastrophe. As highly trained specialists, we are instrumental in helping our clients serve their policyholders more effectively.

IPC at a glance

Aggregate Limits of Liability

At January 1, 2005

Canada

Aggregate Limit of Liability	$ 217m

United States

Aggregate Limit of Liability by area

Alaska	$ 670m
Atlantic	$ 1,098m
Gulf	$ 1,053m
Hawaii	$ 602m
Mid West	$ 1,034m
New England	$ 1,088m
North Central	$ 1,076m
West	$ 1,049m

Worldwide

Aggregate Limit of Liability	$ 353m



Gross premiums written by geographic area

For the year ended December 31, 2004

Worldwide	$ 70m
United States	$ 148m
Japan	$ 28m
Australia/New Zealand	$ 20m
Other	$ 2m
Europe	$ 110m


Northern Europe
Aggregate Limit of Liability $ 993m
Japan
Aggregate Limit of Liability $ 275m
Australia/New Zealand
Aggregate Limit of Liability $ 313m

Gross premiums written by class

For the year ended December 31, 2004

Catastrophe Excess of Loss	$ 328m
Risk Excess of Loss	$ 11m
Retrocessional Reinsurance	$ 16m
Aviation	$ 15m
Other	$ 8m

Special note regarding forward-looking information

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition, including but not limited to expectations regarding market cycles, renewals and our ability to increase written premium volume and improve profit margins, market conditions, the impact of current market conditions and trends on future periods, the impact of our business strategy on our results, trends in pricing and claims and the insurance and reinsurance market response to catastrophic events. Some forward-looking statements may be identified by our use of terms such as "believes," "anticipates," "intends," or "expects" and relate to our plans and objectives for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We do not intend, and are under no obligation, to update any forward-looking statement contained in this report. The largest single factor in our results has been and will continue to be the severity or frequency of catastrophic events, which is inherently unpredictable. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to, the following: (i) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our estimates; (ii) any lowering or loss of one of the financial ratings of IPC Holdings' wholly owned subsidiary, IPCRe Limited ("IPCRe" and together with the Company, IPCRe Europe (as defined herein) and IPCRe Underwriting Services (as defined herein), "we" or "IPC"); (iii) a decrease in the level of demand for property catastrophe reinsurance, or increased competition owing to increased capacity of property catastrophe reinsurers; (iv) the effect of competition on market trends and pricing; (v) the adequacy of our loss reserves; (vi) loss of our non-admitted status in United States jurisdictions or the passage of federal or state legislation subjecting us to supervision or regulation in the United States; (vii) challenges by insurance regulators in the United States to our claim of exemption from insurance regulation under current laws; (viii) a contention by the United States Internal Revenue Service that we are engaged in the conduct of a trade or business within the U.S.; (ix) loss of services of any one of our executive officers; (x) changes in interest rates and/or equity values in the United States of America and elsewhere; or (xi) changes in exchange rates and greater than expected currency exposure.



Exceptional quality

The finest teas are grown in high, cool, moist mountain regions. They are hand picked, with as many as 60,000 leaves and buds contained in each kilogram. Quality is determined by expert tasters and based on five characteristics: the shape of the leaf, the color of the liquid, the aroma, the taste, and the appearance of the infused leaf. Connoisseurs will pay as much as US$1,250 per kilogram for rare "Golden-tip" and "Silver-tip" white teas – 750 times the average price of regular quality teas.

Quality is an imperative at IPC. It is exemplified in our balance sheet, our financial strength ratings, our relations with brokers and primary insurers, and the excellence we bring to all transactions.





Management's discussion and analysis of financial condition and results of operations

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to the "Company" mean IPC Holdings and references to "we", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe"), and IPCRe Underwriting Services Limited ("IPCUSL"). This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2004.

General Overview

We commenced operations in June 1993. An overview of our principal lines of business is provided under "Item 1 Business – General Development of Business – Overview" as set forth in our report on Form 10-K for the fiscal year ended December 31, 2004. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are concentrated in the first quarter of each calendar year. About 60% (by volume) of the annual premiums we write each year are for contracts which have effective dates in the first quarter, about 20% in the second quarter, and about 15% in the third quarter. Premiums are typically due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is usually twelve months.

Premiums (cash) received which are surplus to our short term funding requirements, are invested in accordance with our investment guidelines. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason, our investment policy places a strong emphasis on the quality and liquidity of investments.

Other factors which can affect operating results are competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results



of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders' equity (also known as "policyholders' surplus" in mutual companies), increases in the frequency or severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

Events from 1996 to 2004 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002 and 2003, few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999, 2001 and 2004 in many parts of the world, including Hurricane Georges in 1998 (estimated industry losses in excess of $4 billion); a hailstorm which struck Sydney, Australia in April, 1999 (estimated industry losses of $1.6 billion); Hurricane Floyd (estimated industry losses of $2.2 billion); and cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (estimated industry losses in excess of $9 billion). In June 2001, Tropical Storm Allison affected parts of Texas (estimated industry losses of $2.5 billion) and on September 11, 2001, terrorist attacks were carried out in the U.S. (estimated industry property losses of $18.8 billion). During 2004, the combined insured property losses from all catastrophic events set a new annual record. Events in 2004 included the four hurricanes that made landfall in Florida and affected other parts of the south-eastern United States and the Caribbean in the third quarter, and a record number of typhoons which made landfall in Japan, several of which resulted in significant insured losses. Estimates of the aggregated industry losses from these third quarter, 2004 events range from $30 billion to $35 billion. Estimated industry loss amounts have been derived from recognized sources such as Swiss Re's Sigma publication and reports from Property Claim Services ("PCS"), who track insured catastrophic events in the United States of America.

From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999. Significant claims incurred by many reinsurers during 2000 as a result of events in late 1999, followed by several catastrophic events in 2001, resulted in a contraction of capacity. Consequently, renewals during the fourth quarter of 2000 and throughout 2001 and 2002 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, with significantly higher increases for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital. There were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. We believe that the additional capital flowing into the market



affected price increases in 2002 and 2003, as they were not as large as previously anticipated. While prices continued to increase during 2003 and 2004, the rate of increase moderated over time, such that pricing in the second half of 2004 was generally leveling off. Despite the level of catastrophe activity in 2004, pricing of our business renewing in January 2005 was generally flat or with modest declines of around 5% for contracts that had not incurred any losses, while loss-impacted contracts had increases of between 10% and 20%. Pricing in the remainder of 2005 and beyond will also be affected by the frequency or severity of catastrophic events, or absence thereof. In the absence of a frequency or severity of catastrophic events during 2005, it is possible that catastrophe reinsurance pricing for contracts not impacted by losses in 2004, will decline further. We believe that we have been able to increase the amount of business allocated to us and our market share because of our reputation, capital base, Standard & Poor's ("S&P") and A.M. Best Company ("A.M. Best") ratings and long-standing client relationships.

Global presence

Tea was first cultivated and brewed in China over three thousand years ago. The British began drinking tea in the late 1500s prompting the cultivation of plants native to India. Today, there are 26 tea-growing nations and more than 1,500 varieties of tea. India, China, Sri Lanka, Kenya, and Indonesia are the largest producers.

IPC works around the world. Our underwriting philosophy is to achieve geographical diversity with a wide range of clients, prudently limiting exposure in any single region.



We have been able to offer, and continue to offer, additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients. These factors were reflected in the significant increase in our written premium volume from 2002 to 2004, in comparison to 2001.

With respect to terms and conditions other than pricing, for renewals in the period 2002 to 2004 the coverage of claims that are the result of "terrorist acts" was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages except where caused by nuclear, biological or chemical means. Between 2002 and 2004, IPCRe has participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 ("TRIA") was signed into law. TRIA, which does not apply to reinsurance companies such as IPCRe, established a temporary federal program which requires U.S. and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists' acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay all losses resulting from a covered terrorist act to policyholders, retaining a defined "deductible" and 10% of losses above the deductible. The federal government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. As a result of TRIA, our participation in coverage for terrorism within the United States declined during 2003 and 2004. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2005.

TRIA is currently set to expire at the end of 2005, and it is uncertain as to whether it will be extended or renewed. If TRIA is not extended or renewed, there may be an increase in demand for coverage for losses resulting from terrorism. Coverage may be sought through separate contracts, or some cedants may seek to include the hazard of terrorism in catastrophe reinsurance contracts, which many reinsurers, including IPCRe, currently exclude for commercial risks, as discussed above.

Critical Accounting Policies

Our significant accounting policies are described in the Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of income: premiums, losses (claims), including reserves and investments / investment income.

Premiums

Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. At December 31, 2004 the amount of premium accrued resulting from management's estimates was approximately 3% of total gross premiums written for the year then ended. We also accrue for reinstatement premiums (premiums paid to reinstate reinsurance coverage following a claim). Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves and associated rates on line (i.e. price), as described



below. The amount accrued at December 31, 2004 for estimated reinstatement premiums on Reported But Not Enough losses ("RBNE") and Incurred But Not Reported ("IBNR") loss reserves was $12.5 million.

Loss Reserves

Under accounting principles generally accepted in the United States of America, we are not permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

Estimating appropriate loss reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR and RBNE losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

The reserve for losses and loss adjustment expenses is based upon reports from industry sources, individual case estimates received from ceding companies and/or their brokers, output from commercially available catastrophe loss models and management's estimates. When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models – currently CATRADER® – as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best's data and direct exposure information obtained from our clients. Once an event occurs, we establish a specific reserve for that event, based upon estimates of total losses incurred by the ceding insurers as a result of the event and a specific estimate of the portion of such loss we have reinsured. Management's estimates are used mostly for IBNR or RBNE loss amounts. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. However, complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates. Such



adjustments, if necessary, are reflected in results of operations in the period in which they become known. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event. For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned), based upon information provided by the ceding company and/or their broker and our historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.

At December 31, 2004 management's estimates for IBNR/RBNE represented approximately 43% of total loss reserves. The majority of the estimate relates to reserves for claims from the four hurricanes which struck Florida and two of the typhoons which struck Japan, in August and September of this year. If our estimate of IBNR/RBNE at December 31, 2004 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $11.8 million. If our total reserve for losses at December 31, 2004 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $27.4 million, which represents approximately 1.6% of shareholders' equity. In accordance with IPCRe's registration under the Bermuda Insurance Act 1978 and Related Regulations (the "Insurance Act"), the loss reserves are certified annually by an independent loss reserve specialist.

Investments

In accordance with our investment guidelines, our investments consist of certain equity securities and high-grade marketable fixed income securities. Investments are considered "Available for Sale" and are carried at fair value. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Equity securities and investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. Unrealized gains and losses are included within "Accumulated other comprehensive income" as a separate component of shareholders' equity. Realized gains and losses on sales of investments are determined on a first-in, first-out basis. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

A disciplined approach

The perfect cup of tea is a matter of taste, but there are some rules. The water must taste good and be drawn cool and clear. Bring it to a full boil then pour it immediately into a teapot, which can be pre-heated or not. Don't overboil or re-boil the water. Use loose tea, one teaspoon per cup, more for extra flavour. Black tea steeps 3-5 minutes, green tea 1-2, oolongs 1-10. Beyond that, bitterness is the risk.

At IPC, our success is a direct result of our disciplined approach. We diversify exposures, limit liabilities, and provide the clear-headed thinking of excellent underwriters and a seasoned management team.

Management's discussion and analysis of financial condition and results of operations continued

We regularly monitor the difference between the cost and fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in value of a particular investment is temporary, we record the decline as an unrealized loss as a separate component of our shareholders' equity. If we believe the decline is other-than-temporary, we write down the cost basis of the investment to the market price as of the reporting date and record a realized loss in our statement of income. The determination that a security has incurred an other-than-temporary decline in value requires the judgement of IPC's management, which includes the views of our investment managers and a regular review of our investments. Our assessment of a decline in value includes our current judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future we may ultimately record a realized loss, after having originally concluded that the decline in value was temporary.

Generally, we review all securities that are trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time. We generally focus our attention on all securities whose market value is less than 75% of their cost. The specific factors we consider in evaluating potential impairment include the following:

- The extent of decline in value
- The length of time the security is below cost
- The future prospects of the issuer, or in the case of mutual funds, the future prospects of the fund
- Whether the decline appears to be related to general market or industry conditions, or is issuer-specific
- Our intent and ability to hold the security
- Other qualitative and quantitative factors

At December 31, 2004 our equity investments comprised investments in the following: a U.S. equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S&P 500 Index. None of the funds have a significant concentration in any one business sector; accordingly, the value of our equity funds is principally influenced by macro economic factors rather than issuer-specific factors. Our equity investments are subject to the same analyses as described above for the determination of other-than-temporary declines in value. Since there is a portfolio of securities within each fund, the qualitative issues are usually broader than those for individual securities and therefore the assessment of impairment is inherently more difficult and requires more management judgement.

At December 31, 2004 we did not hold any fixed maturity securities that are not investment grade or not rated.

At December 31, 2004 we determined that there was no other-than-temporary impairment of securities.

The following table summarizes the total unrealized gains and losses included as a separate component of shareholders' equity:

At December 31, 2004	$000
Gross unrealized (losses):	
Fixed maturity investments	(9,263)
Equity investments	–
	(9,263)
Gross unrealized gains:	
Fixed maturity investments	7,512
Equity investments	92,901
	100,413
Total net unrealized gains (losses)	**91,150**

The following table summarizes the unrealized loss position at December 31, 2004 by length of time those securities have been continuously in an unrealized loss position:



2004 Unrealized Losses

Length of time with unrealized loss:	Less than 12 months				12 months or longer			
	Gross unrealized losses		Fair value		Gross unrealized losses		Fair value	
Fixed maturity investments	$	(7,164)	$	924,722	$	(2,099)	$	164,297
Equity investments	$	–	$	–	$	–	$	–

Results of Operations

Years Ended December 31, 2004, 2003 and 2002

Following a two and a half year period in which there was little in the way of major catastrophe activity, the second half of 2004 saw a significant number of catastrophic events, including the four hurricanes that made landfall in Florida, and a record number of typhoons making landfall in Japan. As a result, our net income in 2004 was $138.6 million, a 46.8% decrease compared to net income of $260.6 million earned in 2003, and down 12.2% over the $157.9 million net income earned in 2002. The impact of losses from catastrophic events in 2004 was partly offset by our growth in premium volume resulting from price increases and additional business for existing clients, augmented by business from new clients, which more than offset business that we did not renew.

In the twelve months ended December 31, 2004, we wrote gross premiums of $378.4 million, compared to $322.8 million and $259.7 million written in the years ended December 31, 2003 and 2002, respectively. These writings included adjustment premiums, which are adjustments generally arising from differences between cedants' actual premium income and the original estimates thereof, and reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Adjustment premiums were $12.8 million, $21.1 million and $5.8 million, for the years ended December 31, 2004, 2003 and 2002, respectively. Adjustment premiums were significantly higher in 2003 because original estimates of 2002 primary property insurance premiums advised by cedants did not anticipate the significant increases in their pricing that occurred. Reinstatement premiums were $32.5 million, $7.3 million and $1.4 million, for the years ended December 31, 2004, 2003 and 2002, respectively. The significant increase in 2004 was mostly due to the volume of claims relating to the hurricanes and typhoons which occurred in the third quarter. In both 2004 and 2003, we had increased participation and additional business from existing clients and selectively wrote business for new clients. In 2002, we also benefitted from rate increases, generally in the range of 10% to 20%, but as high as 25% in some cases. In 2003 and 2004, we benefitted from rate increases of 3% to 10% during the first half of the period, but pricing generally flattened during the latter half, principally due to the absence of significant catastrophic events until the third quarter of 2004, as well as increased competition. In addition, during both 2004 and 2003, we decided not to renew some contracts with unsatisfactory rates or terms.

We purchase reinsurance to reduce our exposure to large losses. (See Note 5 to the Consolidated Financial Statements –

"Ceded Reinsurance.") In the years ended December 31, 2004, 2003 and 2002, premiums ceded to these facilities were $20.1 million, $14.5 million and $5.4 million, respectively, reducing net premium writings for those years to $358.3 million, $308.3 million and $254.3 million, respectively. The increase in ceded premiums reflects increased transfers of exposure to our Property Catastrophe Aggregate Excess of Loss Reinsurance facility, as well as the increase in retrocessionaires' participation in our proportional reinsurance facility, which has varied from 37.0% in 2002 to 60.5% in 2003 and 74.5% for 2004.

We earned net premiums of $354.9 million, $298.9 million and $226.4 million in the years ended December 31, 2004, 2003 and 2002, respectively, representing increases of 18.7% and 32.0%, respectively. Earned premiums increased from 2002 to 2004 because of the increase in written premiums, as well as the substantial increases in adjustment and reinstatement premiums recorded in 2003 and 2004, respectively. Excluding adjustment and reinstatement premiums, net premiums earned increased by 23.4% from $219.2 million in 2002 to $270.5 million in 2003, and then by a further 14.4% to $309.6 million in 2004.

We earned net investment income of $51.2 million in the year ended December 31, 2004 compared to $47.1 million earned in the year ended December 31, 2003, and $49.3 million in the year ended December 31, 2002. The overall yield of the fixed income portfolio declined in each of the three years in the period ended December 31, 2004, due to lower interest rates and their adverse impact on the reinvestment of maturing and sales of fixed income securities. In 2004, this negative factor was more than offset by the increase in the average balance of invested assets, which was 17% higher than in 2003, because of positive operating cash flow in the period. In addition, we benefitted from $3.5 million of dividends from our investment in a fund of hedge funds. Such dividends will be declared periodically, provided the performance of the fund is positive. Investment income is net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"). (See Note 9 to the Consolidated Financial Statements – "Related Party Transactions.") These fees totaled $3.0 million in 2004, $3.2 million in 2003 and $2.9 million in 2002. We received refunds of management fees deducted from the net assets of a global equity fund and a North American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG/Sun America. These refunds were $2.4 million, $1.9 million and $1.2 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004 the portfolio consisted of cash and cash equivalents, high quality fixed maturity investments, and equity investments in a U.S. equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S&P 500 Index.

We recorded a net realized gain of $5.9 million on the sale of investments for the year ended December 31, 2004, compared to $13.7 million for the year ended December 31, 2003 and a net realized loss of $(44.9) million for the year ended December 31, 2002. The loss for 2002 included a write-down of $49.1 million in the cost basis of certain stocks where management had determined there had been a decline in value which was other-than-temporary. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," such a write-down is recognized as a realized loss in the income statement, even though there were no sales of the securities. Generally, net gains and losses fluctuate from period to period, depending on the securities sold. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements – "Investments") were $91.2 million at December 31, 2004, compared to $91.1 million at December 31, 2003.

We incurred net losses and loss adjustment expenses of $215.6 million, $54.4 million and $38.8 million

Reliable assurance

Most devoted tea drinkers will tell you that a good cup of tea is derived from an exceptional tea blend that has been cultivated with care and purpose. The experience is one of warm, delicious, comfort in a cup that provides a sense of well-being. The strength is a matter of choice, but it is clear that one never knows how strong it will be until it is put in hot water.

In a business like ours, strength is everything. At IPC, we fortify ours with a transparent balance sheet, excellent financial ratings, and exceptional people. All garnered with care and purpose to ensure with a feeling of comfort and well-being. And we provide every customer with the reliable assurance of TEA (Transactional Excellence Always).



Management's discussion and analysis of financial condition and results of operations continued

in the years ended December 31, 2004, 2003 and 2002, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2003 and 2002 compared to the relatively high frequency and severity of events during 2004. Although 2003 saw many catastrophe events in the United States, as determined by PCS, most of the insured losses from those events were not large enough to breach the attachment points of our catastrophe excess of loss reinsurance contracts.

In 2004, we incurred losses from Hurricanes Charley, Frances, Ivan and Jeanne, all of which made landfall in Florida and affected other parts of the South-East United States and the Caribbean in the third quarter, totalling $168.6 million. We also incurred net losses from Typhoons Chaba and Songda which made landfall in Japan in the third quarter, totalling $47.7 million. We also incurred a loss of $4.8 million from a fire at an oil refinery in Algeria, which occurred in January, 2004. Offsetting the impact of these losses were net reductions in losses from a variety of events in prior accident years, totalling $13.5 million.

In 2003, we incurred losses from: bush fires in Canberra, Australia in January 2003 ($2.9 million); an explosion and fire which impacted an energy facility in Canada, in January 2003 ($2.7 million); tornadoes and hailstorms which affected the mid-West United States in April and May of 2003 ($10.3 million); several brush fires in California in October 2003 ($8.0 million); pro rata treaties ($7.9 million); various windstorms which took place around the world, including Hurricanes Isabel and Fabian, in September 2003 ($8.5 million); and the floods which affected southern France in December 2003 ($2.5 million). We also incurred losses as a result of development of claims from prior years, including increases to claims resulting from Hurricane Lili and storms which affected Europe in October 2002, and $7.0 million in respect of an increase in the ultimate expected losses for Tropical Storm Allison which took place in June, 2001. This was the result of an unfavourable court ruling regarding an insurance policy coverage dispute between a cedant and the original insured under the policy.

In 2002, we incurred losses from the floods which affected central and eastern Europe in August ($18.5 million); reserves established for 2002 pro rata treaties ($6.5 million); fires in Canada ($2.0 million); other European weather-related losses ($2.2 million), as well as some development of losses from the attack on the World Trade Center ($6.0 million).

Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $37.7 million, $30.9 million and $24.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, after deferring those costs related to the unearned portion of premiums written. The increases from 2002 to 2003, and from 2003 to 2004 are primarily due to the increase in earned premiums, but they have not increased proportionately, because we wrote more business in 2003 and 2004 where brokerage and commissions are not incurred by us.

General and administrative expenses were $23.2 million, $19.1 million and $13.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of gross premiums written, but deferred to the extent of the unearned portion of those premiums, and were $9.3 million, $7.8 million and $5.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. These services include the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. (See Note 9 to the Consolidated Financial Statements – "Related Party Transactions.") In addition to this significant increase, other expense categories which saw increases included salaries and benefits, which include the impact of expensing stock grants and stock options granted to certain officers, accelerated pension/stock compensation expense due to the early retirement of one



of our officers, and professional fees resulting from corporate governance requirements under the Sarbanes-Oxley Act of 2002. In 2004, these increases were offset in part by the non-recurring set-up costs of our revolving credit facility, which were incurred in 2003.

Liquidity and Capital Resources

IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCUSL, which currently acts as an underwriting agent for a company in which AIG has an ownership interest. (See Note 9 to the Consolidated Financial Statements – "Related Party Transactions.")

Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2005 was approximately $414.6 million. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Authority.

Sources of Funds

Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.

In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A.. The amount of the original facility was $300 million, which was reduced to $150 million in June, 2001. The facility was renewed in July 2003 for a three-year term, in the amount of $200 million. IPCRe is permitted to declare and pay dividends to the Company provided there are no defaults or unmatured defaults pending. One of the significant covenants of the facility requires IPCRe to maintain a minimum net worth (shareholders' equity) of $900 million, plus 50% of any positive net income in any quarter, plus 75% of the net proceeds of any equity issuance. As of December 31, 2004 no amounts have been drawn under this facility, and IPCRe is in compliance with all the terms and covenants required. The maximum amount of dividends that IPCRe could have paid in the fourth quarter of 2004 under the terms of the credit facility was $517.7 million.

On December 12, 2001, we completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, we sold 2,847,000 shares in a private placement to AIG at a price equal to the public offering price. Furthermore, AIG exercised an option which had been granted at the time of the Company's formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share. Total net proceeds raised from these transactions were approximately $546 million.

Uses of Funds

Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated cash flows from operations of $279.2 million, $269.5 million and $180.9 million in the years ended December 31, 2004, 2003 and 2002, respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 2004, 2003 and 2002 were $73.4 million, $57.1 million and $84.1 million, respectively. During 2005, we expect to pay the bulk of the $188 million of loss reserves we have accrued at December 31, 2004 for the various windstorms that occurred in the third quarter of 2004, as well as claims from other events that may occur during the year.

With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates, and investments in mutual funds, which invest in stocks of large capitalized companies in the U.S. and other major countries around the world. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation). On January 2, 2004, we invested $75.0 million in the AIG Select Hedge Fund, a limited company incorporated in the Cayman Islands managed by a subsidiary of AIG, which invests in a number of hedge funds, typically 30 to 40, managed by unrelated parties, with a variety of investment strategies. The purpose of this investment is to provide additional diversification of our portfolio as a whole, and to potentially improve overall yield. A further $19.0 million was invested in this fund in May 2004, and dividends received have also been reinvested.

At December 31, 2004, 80.9% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 82.9% of the portfolio at December 31, 2003. The primary rating source is Moody's Investors Services Inc. (See Note 3 (f) to the Consolidated Financial Statements – "Investments.") At December 31, 2004 the portfolio had an average maturity of 2.3 years and an average modified duration of 2.1 years (compared to 2.8 years and 2.6 years, respectively, at December 31, 2003).

Net cash outflows used for investing activities in the years ended December 31, 2004, 2003 and 2002 were $301.4 million, $159.6 million and $479.7 million, respectively. At December 31, 2004 our cash and cash equivalents were $27.9 million, compared to $91.9 million at December 31, 2003, of which $75.0 million was invested on January 2, 2004 in the AIG Select Hedge Fund, discussed above.



Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In the year ended December 31, 2004, we incurred a foreign exchange loss of $(1.3) million, compared to foreign exchange gains of $1.9 million and $1.6 million, respectively, in the years ended December 31, 2003 and 2002. The loss in 2004 was partly due to the impact of changing exchange rates on non-U.S. dollar loss reserves, whereas the gains in 2002 and 2003 were primarily the result of the strengthening of the Euro and British pound. We currently do not - and as a practical matter cannot – hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See "Quantitative and Qualitative Disclosure about Market Risk" below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2004, we had no forward contract hedges outstanding.

Our investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments.

Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not contain any investments in real estate or mortgage loans.

IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $150.0 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. At December 31, 2004 and 2003, there were outstanding letters of credit of $98.7 million and $52.0 million, respectively. The significantly higher amount at the end of 2004 was due to the increased requirements of our clients as a result of claims arising from the four hurricanes which made landfall in Florida. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

We believe that our revolving credit facility, operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations:

Contractual Obligations

Payments due by period (expressed in millions of U.S. dollars):	Total	Less than 1 year	1 - 3 Years	3 -5 years	More than 5 years
Purchase Obligations	$ 0.4	$ 0.3	$ 0.1	$ –	$ –
Losses and Loss Adjustment Expenses	274.5	159.9	73.7	19.6	21.2

Purchase Obligations are made up of the following contractual obligations:

1. Administrative Services Agreement: The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services – as described above – for a fee of 2.5% of the first $500 million annual gross written premiums (1.5% of the next $500 million and 1% thereafter). This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. As the fee payable is based on annual gross written premiums the actual annual amount is unknown until the end of the year and therefore not included in the table above. The amount incurred for 2004 was $9.2 million.

2. Credit Facility: As described above, we renewed a credit facility in the amount of $200 million for a period of three years, ending on June 30, 2006. Drawings on this facility can be used for general corporate purposes. The level of the facility fee payable is dependent upon the S&P credit rating of IPCRe and therefore a change in this rating would affect the amount paid. The applicable fee rate based upon IPCRe's present credit rating is 0.125% of the amount of the facility. An annual administration fee of $45,000 is also payable. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S&P rating of IPCRe at that time. At December 31, 2004 no amounts have been drawn under this facility.

Losses and Loss adjustment expenses

The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost of settling reinsurance claims. As more fully discussed in our "Critical Accounting Policies – Loss Reserves" above, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgements. Actual losses and loss adjustment expenses paid may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. Complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates, or are asked to make payments. The assumptions used in estimating the likely payments due by periods are based on the Company's historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed



above. Part of the uncertainty stems from the variability of payment pattern by type of catastrophic event that caused the losses. For example, earthquake and hailstorm losses typically take longer to be reported and paid compared to losses from windstorms. In addition, there is no prior history of payment patterns for events such as the attack on the World Trade Center.

Furthermore, the amounts in this table represent our gross estimated known liabilities as of December 31, 2004 and do not include any allowance for claims from future events within the time periods specified. As such, it is highly likely that the total amounts paid out in the time periods shown will be greater than that indicated in the table.

Off-Balance Sheet Arrangements

Neither the Company nor any of its subsidiaries have any forms of off-balance sheet arrangements, or cash obligations and commitments, as defined by Item 303 (a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models, which rely principally on historic data. Because of this, such models may not accurately predict future market behaviour. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2004 and 2003. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed income securities) as of December 31, 2004 and 2003 using historical simulation methodology. At December 31, 2004 the VaR of IPCRe's investment portfolio was approximately $29.2 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

The following table presents the VaR of each component of market risk of IPCRe's invested assets at December 31, 2004 and 2003, respectively, the quarterly points during 2004 and the average for the year ended December 31, 2004, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

Market Risk	At December 31, 2004	At September 30, 2004	At June 30, 2004	At March 31, 2004	At December 31, 2003	Average for year ended Dec. 31, 2004
Currency	$ 2,660	$ 1,987	$ 2,075	$ 2,024	$ 3,021	$ 2,353
Interest Rate	23,067	21,990	23,586	18,238	17,685	20,913
Equity (incl. hedge fund)	25,323	25,343	27,471	29,386	29,666	27,438
Sum of Risk	51,050	49,320	53,132	49,648	50,372	50,704
Diversification Benefit	(21,866)	(24,096)	(26,267)	(24,618)	(22,757)	(23,921)
Total Net Risk	**$ 29,184**	**$ 25,224**	**$ 26,865**	**$ 25,030**	**$ 27,615**	**$ 26,783**

Increased market volatility, reflected by changes to (higher) bond yields in the second half of 2004, has resulted in increases to interest rate VaR (the risk due to the impact of changes in interest rates) and VaR overall. Our investment in equities (equity mutual funds and fund of hedge funds) increased from $319 million at the end of 2003 to $429 million at the end of 2004, primarily relating to our investments in the fund of hedge funds in January and May of 2004. Equity volatility has actually declined as reflected by the fall in the Market Volatility Index to very low levels, implying optimism in investor sentiment.

IPCRe's premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. At December 31, 2004, an estimated $25 million of reinsurance premiums receivable, and an estimated $62 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2004 we held U.S.$1.9 million equivalent in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2004 to be material.

Transactions with Non-Independent Parties

All of our related party transactions have been disclosed in Note 9 to the Consolidated Financial Statements – "Related Party Transactions." To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

Effects of Inflation

IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

Management's assessment of the effectiveness of internal controls over financial reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2004, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on an evaluation under the framework in Internal Control – Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG, an independent registered public accounting firm, as stated in their unqualified report which follows herein.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of IPC Holdings, Ltd.
We have audited management's assessment that IPC Holdings, Ltd. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IPC Holdings, Ltd. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of IPC Holdings, Ltd.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that IPC Holdings, Ltd. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, IPC Holdings, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operation, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 21, 2005 expressed, an unqualified opinion on those consolidated financial statements.

KPMG

Chartered Accountants
Hamilton, Bermuda
February 21, 2005

Consolidated financial statements

(With Independent Registered Public Accountants' Report thereon)
Years Ended December 31, 2004 and 2003

independent registered public accountants' report

KPMG

To the Board of Directors and Shareholders of IPC Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IPC Holdings, Ltd.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG

Chartered Accountants
Hamilton, Bermuda
February 21, 2005

Consolidated balance sheets

December 31, 2004 and 2003
(Expressed in thousands of United States Dollars, except for per share amounts)

	2004	2003
Assets		
Fixed maturity investments, available for sale, at fair value		
(amortized cost 2004: $1,446,327; 2003: $1,240,188)	$ 1,444,576	$ 1,260,467
Equity investments, available for sale, at fair value		
(cost 2004: $335,719; 2003: $248,179)	428,620	319,007
Cash and cash equivalents	27,898	91,949
Reinsurance premiums receivable	85,086	61,194
Deferred premiums ceded	4,558	1,317
Loss and loss adjustment expenses recoverable	5,006	1,810
Accrued investment income	20,695	19,821
Deferred acquisition costs	8,424	8,035
Prepaid expenses and other assets	3,427	5,858
	$ 2,028,290	$ 1,769,458
Liabilities		
Reserve for losses and loss adjustment expenses	$ 274,463	$ 123,320
Unearned premiums	68,465	61,795
Reinsurance premiums payable	3,387	3,877
Deferred fees and commissions	1,475	834
Accounts payable and accrued liabilities	12,061	10,473
	359,851	200,299
Shareholders' equity		
Share capital - 2004: 48,407,203 shares outstanding, par value $0.01;		
2003: 48,292,270 shares outstanding, par value $0.01	484	483
Additional paid-in capital	854,797	850,133
Deferred stock grant compensation	(2,899)	(1,495)
Retained earnings	724,907	628,931
Accumulated other comprehensive income	91,150	91,107
	1,668,439	1,569,159
	$ 2,028,290	$ 1,769,458

See accompanying notes to consolidated financial statements.

Consolidated statements of income

For each of the years in the three year period ended December 31, 2004
(Expressed in thousands of United States Dollars, except for per share amounts)

	2004	2003	2002
Revenue			
Gross premiums written	$ 378,409	$ 322,762	$ 259,685
Change in unearned premiums	(6,670)	(9,893)	(27,462)
Premiums earned	371,739	312,869	232,223
Reinsurance premiums ceded	20,098	14,466	5,410
Change in deferred premiums ceded	(3,241)	(498)	409
Premiums ceded	16,857	13,968	5,819
Net premiums earned	354,882	298,901	226,404
Net investment income	51,220	47,089	49,320
Other income	4,296	3,348	2,684
Net realized gains (losses) on investments	5,946	13,733	(44,867)
	416,344	363,071	233,541
Expenses			
Net losses and loss adjustment expenses	215,608	54,382	38,775
Net acquisition costs	37,682	30,867	24,521
General and administrative expenses	23,151	19,103	13,893
Net foreign exchange loss (gain)	1,290	(1,910)	(1,554)
	277,731	102,442	75,635
Net income	**$ 138,613**	**$ 260,629**	**$ 157,906**
Basic net income per common share	$ 2.87	$ 5.41	$ 3.28
Diluted net income per common share	$ 2.87	$ 5.40	$ 3.27
Weighted average number of common shares – basic	48,287,261	48,205,554	48,173,362
Weighted average number of common shares – diluted	48,376,865	48,302,579	48,266,444

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For each of the years in the three year period ended December 31, 2004
(Expressed in thousands of United States Dollars, except for per share amounts)

	2004	2003	2002
Income	$ 138,613	$ 260,629	$ 157,906
Other comprehensive income			
Net holding gains (losses) on investments during year	5,989	64,581	(17,251)
Reclassification adjustment for (gains) losses included in net income	(5,946)	(13,733)	44,867
	43	50,848	27,616
Comprehensive income	$ 138,656	$ 311,477	$ 185,522

See accompanying notes to consolidated financial statements.

Consolidated statements of shareholders' equity

For each of the years in the three year period ended December 31, 2004
(Expressed in thousands of United States Dollars, except for per share amounts)

	2004	2003	2002
Common shares par value $0.01			
Balance, beginning of year	$ 483	$ 482	$ 482
Additional shares issued	1	1	–
Balance, end of year	**$ 484**	**$ 483**	**$ 482**
Additional paid-in capital			
Balance, beginning of year	$ 850,133	$ 846,397	$ 846,101
Additional paid-in capital on shares issued	941	2,719	458
Reduction in paid-in capital on share repurchase	(142)	(1,321)	(162)
Stock options and grants	3,865	2,338	–
Balance, end of year	**$ 854,797**	**$ 850,133**	**$ 846,397**
Deferred stock grant compensation			
Balance, beginning of year	$ (1,495)	$ –	$ –
Stock grants awarded	(2,928)	(2,011)	–
Amortization	1,524	516	–
Balance, end of year	**$ (2,899)**	**$ (1,495)**	**$ –**
Retained earnings			
Balance, beginning of year	$ 628,931	$ 404,345	$ 246,568
Net income	138,613	260,629	157,906
Reduction on share repurchase	(155)	(1,334)	(129)
Dividends paid	(42,482)	(34,709)	–
Balance, end of year	**$ 724,907**	**$ 628,931**	**$ 404,345**
Accumulated other comprehensive income			
Balance, beginning of year	$ 91,107	$ 40,259	$ 12,643
Other comprehensive income	43	50,848	27,616
Balance, end of year	**$ 91,150**	**$ 91,107**	**$ 40,259**
Total shareholders' equity	**$ 1,668,439**	**$ 1,569,159**	**$ 1,291,483**

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For each of the years in the three year period ended December 31, 2004
(Expressed in thousands of United States Dollars, except for per share amounts)

	2004	2003	2002
Cash flows from operating activities			
Net income	$ 138,613	$ 260,629	$ 157,906
Adjustments to reconcile net income to cash provided by operating activities:			
Amortization of fixed maturity premiums (discounts), net	13,661	15,194	8,994
Net realized (gains) losses on investments	(5,946)	(13,733)	44,867
Stock compensation	2,461	842	–
Changes in:			
Reinsurance premiums receivable	(23,892)	(10,866)	(7,972)
Deferred premiums ceded	(3,241)	(498)	409
Loss and loss adjustment expenses recoverable	(3,196)	(1,405)	276
Accrued investment income	(874)	4,342	(5,322)
Deferred acquisition costs	(389)	(1,940)	(3,262)
Prepaid expenses and other assets	2,431	(855)	(1,527)
Reserve for losses and loss adjustment expenses	151,143	3,965	(42,852)
Unearned premiums	6,670	9,893	27,462
Reinsurance premiums payable	(490)	2,322	(177)
Deferred fees and commissions	641	707	(91)
Accounts payable and accrued liabilities	1,588	920	2,228
Cash provided by operating activities	279,180	269,517	180,939
Cash flows from investing activities			
Purchases of fixed maturity investments	(1,632,680)	(1,429,322)	(1,092,085)
Proceeds from sales of fixed maturity investments	1,398,678	1,212,858	694,988
Proceeds from maturities of fixed maturity investments	14,862	88,246	28,676
Purchases of equity investments	(102,254)	(31,364)	(167,196)
Proceeds from sales of equity investments	20,000	–	55,960
Cash used in investing activities	(301,394)	(159,582)	(479,657)
Cash flows from financing activities			
Proceeds from share issuance, net of repurchases	645	67	167
Cash dividends paid to shareholders	(42,482)	(34,709)	–
Cash (used in) provided by financing activities	(41,837)	(34,642)	167
Net (decrease) increase in cash and cash equivalents	(64,051)	75,293	(298,551)
Cash and cash equivalents, beginning of year	91,949	16,656	315,207
Cash and cash equivalents, end of year	**$ 27,898**	**$ 91,949**	**$ 16,656**

See accompanying notes to consolidated financial statements.

(Expressed in thousands of United States Dollars, except for per share amounts)

1. General

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 through the sponsorship of American International Group, Inc. ("AIG"). AIG purchased 24.4% of the initial share capital of the Company and an option to obtain up to an additional 10% of the share capital. In December 2001, the Company completed a follow-on public offering and AIG exercised its option. Concurrent with that offering, the Company also sold shares in a private placement to AIG. Immediately subsequent to the offering AIG owned, and continues to own, 24.3% of the share capital of the Company.

Through its wholly-owned subsidiary, IPCRe Limited ("IPCRe"), the Company provides reinsurance of property catastrophe risks worldwide, substantially on an excess of loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property per-risk excess and other short-tail reinsurance in various parts of the world. Approximately 39% of total premiums written in 2004 related to U.S. risks (2003: 42%; 2002: 45%). The balance of IPCRe's covered risks are located principally in Europe, Japan, Australia and New Zealand.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business primarily in Europe.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. ("IPCUSL"), which currently acts as an Underwriting Agent for Allied World Assurance Company, Ltd ("AWAC"), a Bermuda-based Class 4 insurer (Note 9).

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe and IPCUSL. All significant intercompany transactions have been eliminated in consolidation.

b) Premiums and acquisition costs

Premiums written are recorded at the policy inception date and are based on information received from ceding companies and their brokers. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

c) Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, individual case estimates received from ceding companies and brokers, output from commercially available catastrophe loss models and management's estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses.

Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

d) Investments

Investments consist of fixed maturity investments, equity securities and investments in mutual funds. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Equity securities and investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. By policy, IPCRe invests in high-grade marketable securities. All investments are classified as available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized on the accrual basis and includes the amortization of premiums and accretion of discounts on investments.

Unrealized gains and losses are included within "Accumulated other comprehensive income" as a separate component of shareholders' equity. Unrealized depreciation in the value of individual securities considered by management to be other-than-temporary, is charged to income in the period it is determined. IPCRe's assessment of a decline in value includes judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future IPCRe may ultimately record a realized loss, after originally concluding that the decline in value was temporary. Factors which management consider in evaluating other-than-temporary declines in value include the extent of decline, the length of time the security is below cost, IPCRe's intent and ability to hold the security, the future prospects of the issuer and other qualitative and quantitative factors.

e) Other income

Other income consists of agency commission earned by IPCUSL. The commission is based on the gross premiums written under an agency agreement and is earned pro-rata over the underlying reinsurance contract coverage periods. Unearned commission represents the portion of commission which is applicable to the unexpired terms of the underlying contracts. The unearned commission is included in "prepaid expenses and other assets".

f) Translation of foreign currencies

Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing in the accounting period of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Realized and unrealized exchange gains and losses are included in the determination of net income.

g) Cash and cash equivalents

Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

h) Net income per common share

Net income per common share is calculated by dividing net income by the weighted average common shares outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of options is not included in the weighted average number of shares, as this would be anti-dilutive.

i) Stock incentive compensation plan

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 148, "Accounting for Stock-Based Compensation and Disclosure" ("SFAS 148"),

(Expressed in thousands of United States Dollars, except for per share amounts)

which is effective for fiscal years ending after December 31, 2002. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends disclosure requirements of SFAS 123 to require prominent disclosure about the method of accounting for stock based employee compensation and the effect of the method used to report results. SFAS 148 permits two additional transition methods for entities that adopt the preferable fair value method of accounting for stock-based employee compensation. Management has adopted the fair value method of accounting for stock-based employee compensation on a prospective basis for all awards granted, modified or settled after January 1, 2003. Accordingly, compensation expense is recorded on a straight-line basis over the vesting period based on the fair value of the options issued at the date of grant. The amount of the charge recorded for the year ended December 31, 2004 was $937 (2003: $326).

On June 13, 2003, the shareholders approved a new stock incentive plan. The plan allows for the issuance of up to 500,000 shares as grants of restricted stock to selected employees to compensate them for their contributions to the long-term growth and profits of the Company. These grants are accounted for in accordance with SFAS 123. Compensation expense is recorded ratably over the vesting period based on the fair value of the grants at the date of grant. The grants are recorded as outstanding upon issuance. The charge recorded for the year ended December 31, 2004 was $1,524 (2003: $516).

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123.

Year ended December 31,		2004		2003		2002
Net income, as reported	$	138,613	$	260,629	$	157,906
Add: Stock-based employee expense		2,461		842		–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards		(2,972)		(1,536)		(799)
Pro forma net income	**$**	**138,102**	**$**	**259,935**	**$**	**157,107**
Earnings per share:						
Basic – as reported	$	2.87	$	5.41	$	3.28
Basic – proforma	$	2.86	$	5.40	$	3.26
Diluted – as reported	$	2.87	$	5.40	$	3.27
Diluted – proforma	$	2.85	$	5.40	$	3.25

j) Accounting pronouncements
In December 2004, the FASB revised the previously SFAS 123, with SFAS 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R"). This also supercedes Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees". SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Company has been expensing compensation costs for stock options since 2003 on a prospective basis for all awards granted, modified or settled after January 1, 2003 in accordance with SFAS 148. SFAS 123R will require the expensing of the portion of all outstanding awards for which the requisite service has not yet been rendered, i.e. those awards granted prior to January 1, 2003 that have not yet had the requisite service rendered. SFAS 123R is effective for interim periods beginning after June 15, 2005 but early adoption is encouraged. In this respect the Company will adopt SFAS 123R effective January 1, 2005. Management do not believe that the adoption of this new accounting pronouncement will have a material impact on the Company's financial position or results of operations.

3. Investments

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments classified as available for sale by category as of December 31, 2004 and 2003 are as follows:

December 31, 2004	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 320,158	$ –	$ (2,802)	$ 317,356
Other governments	157,314	230	(1,469)	156,075
Corporate	776,186	7,252	(4,552)	778,886
Supranational entities	192,669	30	(440)	192,259
	$ 1,446,327	**$ 7,512**	**$ (9,263)**	**$ 1,444,576**
Equity investments	**$ 335,719**	**$ 92,901**	**$ –**	**$ 428,620**

December 31, 2003	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 310,147	$ 1,899	$ (420)	$ 311,626
Other governments	258,411	2,669	(361)	260,719
Corporate	596,186	16,997	(1,085)	612,098
Supranational entities	75,444	679	(99)	76,024
	$ 1,240,188	**$ 22,244**	**$ (1,965)**	**$ 1,260,467**
Equity investments	**$ 248,179**	**$ 70,852**	**$ (24)**	**$ 319,007**

(Expressed in thousands of United States Dollars, except for per share amounts)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2004 and 2003, the unrealized loss and fair value by length of time the security has continuously been in an unrealized loss position.

	Less than 12 months		12 months or longer	
December 31, 2004	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ (1,793)	$ 239,990	$ (1,009)	$ 77,366
Other governments	(1,040)	86,097	(429)	37,688
Corporate	(3,891)	414,268	(661)	49,243
Supranational entities	(440)	184,367	–	–
	$ (7,164)	**$ 924,722**	**$ (2,099)**	**$ 164,297**
Equity investments	**$ –**	**$ –**	**$ –**	**$ –**

	Less than 12 months		12 months or longer	
December 31, 2003	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ (420)	$ 172,384	$ –	$ –
Other governments	(361)	75,953	–	–
Corporate	(898)	113,910	(187)	12,415
Supranational entities	(99)	60,548	–	–
	$ (1,778)	**$ 422,795**	**$ (187)**	**$ 12,415**
Equity investments	**$ –**	**$ –**	**$ (24)**	**$ 3,376**

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2004 are as follows:

	Amortized cost	Fair value
Due in one year or less	$ 211,682	$ 211,795
Due after one year through five years	1,189,726	1,187,731
Due after five years through ten years	44,919	45,050
	$ 1,446,327	**$ 1,444,576**

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c) Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe's bankers, in favour of the ceding company, at the request of IPCRe. Under an agreement effective September 20, 1994, amended in 1999, 2001 and 2004, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. As of December 31, 2004 and 2003 the bank had outstanding letters of credit of $98,691 and $52,019, respectively.

d) Net investment income

	2004	2003	2002
Interest on fixed maturity investments	$ 60,253	$ 61,809	$ 57,693
Interest on cash and cash equivalents	2,839	346	1,494
Net amortization of (premiums) discounts on investments	(13,661)	(15,194)	(8,994)
	49,431	46,961	50,193
Net income from equities	4,765	3,307	2,026
Less investment expenses	(2,976)	(3,179)	(2,899)
Net investment income	**$ 51,220**	**$ 47,089**	**$ 49,320**

e) Proceeds from sales of available for sale securities for the years ended December 31, 2004, 2003 and 2002 were $1,418,678, $1,212,858 and $750,948, respectively. Components of net realized gains and losses on investments are summarized in the following table:

	2004	2003	2002
Fixed maturity investments			
Gross realized gains	$ 7,032	$ 16,404	$ 14,463
Gross realized losses	(6,372)	(2,671)	(1,083)
Net realized gains	660	13,733	13,380
Equity investments			
Gross realized gains	5,286	–	5,708
Gross realized losses	–	–	(63,955)
Net realized gains (losses)	5,286	–	(58,247)
Total net realized gains (losses)	5,946	13,733	(44,867)
Change in net unrealized appreciation (depreciation) on investments			
Fixed maturity investments	(22,030)	(19,898)	22,687
Equity investments	22,073	70,746	4,929
Change in net unrealized appreciation (depreciation) on investments	43	50,848	27,616
Total net realized gains (losses) and change in net unrealized appreciation (depreciation) on investments	**$ 5,989**	**$ 64,581**	**$ (17,251)**

Included in gross realized losses on equity investments for the years ended December 31, 2004, 2003 and 2002 are amounts totaling $nil, $nil and $49,030 respectively, in respect of declines in the value of individual securities considered to be other than temporary.

(Expressed in thousands of United States Dollars, except for per share amounts)

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	2004	2003
Cash and cash equivalents	1.9%	6.8%
U.S. Government and government agencies	21.6%	23.1%
AAA	31.7%	26.6%
AA	25.7%	26.4%
A	18.5%	16.6%
BBB	0.6%	0.5%
	100.0%	**100.0%**

The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used and where split-ratings exist, the higher of Moody's and S & P is used.

g) IPCRe holds the following equity investments:

	2004 Fair value	2003 Fair value
AIG Global Equity Fund	$ 153,643	$ 156,872
AIG American Equity Trust Fund	89,333	87,884
AIG Select Hedge Fund	99,920	–
Vanguard Institutional Index Fund	81,855	74,251
Other equity funds	3,869	–
	$ 428,620	**$ 319,007**

The AIG Global Equity Fund, AIG American Equity Trust Fund, and AIG Select Hedge Fund are all managed by AIG/Sun America. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in diverse sectors of global equity markets, the AIG American Equity Trust Fund invests predominantly in large capitalized companies operating across diverse sectors of North America and the AIG Select Hedge Fund invests in approximately 30-40 third party hedge funds utilizing a broad range of alternative investment strategies. Management has determined that the AIG American Equity Trust and the AIG Select Hedge Fund are Variable Interest Entities (as defined by FASB Interpretation No. 46R (revised December 2003), "Consolidation of Variable Interest Entities") in which IPCRe holds a significant variable interest. Net asset values of the AIG Global Equity Fund, the AIG American Equity Trust Fund and the AIG Select Hedge Fund as at December 31, 2004 are $373,310, $279,480 and $903,650 respectively, as reported by our investment managers. The Company's maximum exposure to loss as a result of these investments is limited to the fair values of the Company's investment in these funds.

The Vanguard Institutional Index Fund invests in large capitalized companies across diverse sectors of North America and aims for returns similar to those of the S & P 500 Index.

4. Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Equity securities and investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. The fair value of other assets and liabilities, consisting of reinsurance premiums receivable, accrued investment income, other assets, reinsurance premiums payable and accounts payable and accrued liabilities approximates their carrying value due to their relative short term nature.

The estimates of fair value of assets and liabilities are subjective in nature and are not necessarily indicative of the amounts that the Company would actually realize in a current market exchange. However, any differences would not be expected to be material. Certain instruments such as deferred premiums ceded, loss and loss adjustment expenses recoverable, deferred acquisition costs, prepaid expenses, reserve for loss and loss adjustment expenses, unearned premiums and deferred fees and commissions are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

5. Ceded Reinsurance

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. This facility covers property catastrophe business written by IPCRe, and provides coverage up to $50,000 (2003: $50,000; 2002: $50,000) in each of at least 5 named zones, plus potentially other zones of IPCRe's choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are: the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Other. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis (2003: 10%; 2002: 10%). Most reinsurers participating in the facility have ratings of A or above, and the minimum rating is A- at the time of acceptance.

Effective January 1, 2002, IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede $50,000 (2003: $30,000; 2002: $15,000) ultimate net loss in the aggregate per contract year to the facility. IPCRe's retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe's discretion. The reinsurer participating in this facility has a rating of AA-.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

6. Share Capital and Additional Paid-in Capital

The share capital of the Company as of December 31, 2004 and 2003 consisted of the following:

December 31, 2004	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	75,000,000	48,407,203	$ 484	$ 854,797
Preferred shares, par value U.S. $0.01 each	25,000,000	–	$ –	$ –
December 31, 2003				
Voting common shares, par value U.S. $0.01 each	75,000,000	48,292,270	$ 483	$ 850,133
Preferred shares, par value U.S. $0.01 each	25,000,000	–	$ –	$ –

(Expressed in thousands of United States Dollars, except for per share amounts)

There are various restrictions on the ability of AIG to dispose of their shares as they were acquired through private placement and are presently unregistered. In 2004, the Company paid dividends of $0.20 per share in each of March and June, and $0.24 per share in each of September and December, to holders of its common shares. In 2003, the Company paid dividends of $0.16 per share in each of March and June, and $0.20 per share in each of September and December, to holders of its common shares. The Company did not pay dividends during 2002.

7. Share Purchase Options

The Company adopted a Stock Option Plan (the "Option Plan"), effective February 15, 1996. This Option Plan was amended and approved by the shareholders in 1999 and further amended and approved in 2003. Under the last amended Option Plan, approved by shareholders in June 2003, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 1,077,500 common shares, $0.01 par value. The exercise price of the options granted under the Option Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

In June 2003, the shareholders also approved a Stock Incentive Plan (the "Stock Plan"). Under the Stock Plan, at the discretion of the Committee, the Company may grant to certain employees up to 500,000 common shares, $0.01 par value. The Stock Plan provides for awards in the form of restricted stock units subject to the terms and conditions of the Stock Plan. During 2004, the Company awarded 79,250 restricted stock units (2003: 62,500) to officers and management employees. Such units vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period).

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2004, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 to $38.90 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the fair value provisions of SFAS 123, versus compensation expense under the provisions of SFAS 148, is shown in Note 2 (i).

A summary of the status of the Company's Option Plan as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented in the tables and narrative below:

	2004		2003		2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	350,375	$ 29.38	362,944	$ 23.41	251,719	$ 20.80
Granted	168,000	$ 38.90	112,500	$ 31.54	127,500	$ 27.85
Exercised	43,750	$ 21.52	125,069	$ 21.76	16,275	$ 17.96
Outstanding, end of year	474,625	$ 31.43	350,375	$ 29.38	362,944	$ 23.41
Exercisable, end of year	140,750	$ 25.37	87,250	$ 23.72	141,475	$ 22.19
Weighted average fair value of options granted (per share)		$ 14.62		$ 11.52		$ 10.64

The fair value of options granted on January 2, 2004 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.79%; expected dividend yield of 2.073%; an expected life of 7 years; and an expected volatility of 39.5%.

The fair value of options granted on January 2, 2003 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.63%; expected dividend yield of 2.2%; an expected life of 7 years; and an expected volatility of 39.2%.

The fair value of options granted on January 2, 2002 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.80%; expected dividend yield of 2.2%; an expected life of 7 years; and an expected volatility of 38.6%.

Range of exercise price	Outstanding at December 31, 2004	Weighted average contractual period in years	Weighted average exercise price	Exercisable at December 31, 2004	Weighted average exercise price
$13-19	24,500	4.79	15.45	24,500	15.45
$19-25	49,000	5.55	21.34	31,250	21.54
$25-31	110,625	7.00	27.85	46,875	27.85
$31-37	122,500	7.29	31.63	38,125	31.84
$37-43	168,000	9.00	38.90	–	–
Total	**474,625**			**140,750**	

8. Net Income per Common Share

The following table sets forth the computation of basic and diluted net income per common share ("EPS"):

	Net income	Shares	Amount per share
December 31, 2004			
Basic EPS	$ 138,613	48,287,261	$ 2.87
Diluted EPS	$ 138,613	48,376,865	$ 2.87
December 31, 2003			
Basic EPS	$ 260,629	48,205,554	$ 5.41
Diluted EPS	$ 260,629	48,302,579	$ 5.40
December 31, 2002			
Basic EPS	$ 157,906	48,173,362	$ 3.28
Diluted EPS	$ 157,906	48,266,444	$ 3.27

(Expressed in thousands of United States Dollars, except for per share amounts)

9. Related Party Transactions
In addition to the related party transactions discussed elsewhere in the notes to the financial statements, the Company and its subsidiaries have entered into the following transactions and agreements with related parties:

a) Administrative services
The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1.0% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This agreement provides for AICL to make available to the Company and IPCRe certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel and other ancillary services. This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $46 per annum. This agreement may be terminated by either party subject to three months' written notice.

b) Investment management services
IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days' written notice. Up until the end of 2003, IPCRe paid an overall fee based on the month end market value of the total portfolio. In 2004, a new arrangement was agreed whereby IPCRe pays different levels of fees based on the month end market values of the individual portfolios (fixed maturity, equity funds and hedge fund).

Rebates are received on the management fees charged by AIG/Sun America for two of the equity funds, the AIG Global Equity Fund and the AIG American Equity Trust Fund. These fees and rebates are included in net investment income in the accompanying consolidated statements of income.

c) Investment custodian services
IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income. This agreement may be terminated by either party upon 90 days' written notice.

The following amounts were incurred (received) for services provided by indirect wholly-owned subsidiaries of AIG:

	Administrative services	Investment management services	Equity funds fee rebate	Investment custodian services
Year ended December 31, 2004	$ 9,292	$ 2,227	$ (2,426)	$ 749
Year ended December 31, 2003	$ 7,821	$ 2,506	$ (1,939)	$ 673
Year ended December 31, 2002	$ 5,806	$ 2,219	$ (1,237)	$ 680

The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2004	$ 4,625
December 31, 2003	$ 3,914

d) Underwriting services
IPCUSL is party to an agreement with AWAC, a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Assurance Holdings, Ltd, a company in which AIG has a 23.4% ownership interest. Under this agreement, IPCUSL provides underwriting services on property catastrophe treaty reinsurance written by AWAC. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which is on a rolling three year basis.

Business written under this agreement during the year ended December 31, 2004 was $65,150 (2003: $61,246, 2002: $41,284). Agency commission earned was $4,296 (2003: $3,348, 2002: $2,684). The amounts are recorded as other income in the accompanying consolidated statements of income. The balance due from AWAC as at December 31, 2004 was $339 (2003: $54).

e) Related party reinsurance business
IPCRe assumed premiums from companies who are majority-owned by shareholders of the Company. Premiums assumed were $34,767, $41,136 and $42,888, respectively, for the years ended December 31, 2004, 2003 and 2002. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $nil, $3,186 and $3,614, respectively, for the years ended December 31, 2004, 2003 and 2002. Brokerage fees and commissions incurred in respect of this business were approximately $nil, $319 and $361, respectively, for the years ended December 31, 2004, 2003 and 2002. IPCRe ceded premiums to a company which is wholly-owned by a shareholder (Note 5). Premiums ceded were $1,348, $982 and $601, respectively, for the years ended December 31, 2004, 2003 and 2002. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2004 and December 31, 2003 were $7,261 and $8,723, respectively. Reinsurance premiums payable to related parties as of December 31, 2004 and 2003 were $188 and $156, respectively.

f) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

10. Reserve for Losses and Loss Adjustment Expenses
Movements in the reserve for losses and loss adjustment expenses is summarized as follows:

	2004	2003	2002
Gross loss reserves, beginning of the year	$ 123,320	$ 119,355	$ 162,207
Loss reserves recoverable, beginning of the year	(1,810)	(405)	(681)
Total net reserves, beginning of year	121,510	118,950	161,526
Net losses incurred related to:			
Current year	229,112	40,334	34,266
Prior years	(13,504)	14,048	4,509
Total incurred	215,608	54,382	38,775
Net paid losses related to:			
Current year	(33,967)	(8,007)	(4,473)
Prior years	(34,740)	(47,803)	(79,393)
Total paid	(68,707)	(55,810)	(83,866)
Effect of foreign exchange movements	1,046	3,988	2,515
Total net reserves, end of year	269,457	121,510	118,950
Loss reserves recoverable, end of year	5,006	1,810	405
Gross loss reserves, end of year	**$ 274,463**	**$ 123,320**	**$ 119,355**

(Expressed in thousands of United States Dollars, except for per share amounts)

Losses incurred in the year ended December 31, 2004 are predominantly due from the four hurricanes which struck Florida and two of the typhoons which struck Japan in the third quarter. These events total $223,600. Losses incurred in the year ended December 31, 2004 in respect of prior years include favourable development on 2003 losses for the May hailstorms/tornadoes, Hurricane Isabel and the California brush fires, and 2002 losses for the eastern European floods.

Losses incurred in the year ended December 31, 2003 included $10,250 for tornadoes and hailstorms which affected the mid-west United States in April and May, $8,000 for the various brush fires in California in October, and $8,500 for various windstorms, including Hurricanes Isabel and Fabian, which took place around the world during the third quarter of 2003. Losses incurred in the year ended December 31, 2003 in respect of prior years include $7,000 development of losses for Tropical Storm Allison which took place in June 2001, primarily resulting from an unfavourable court ruling regarding an insurance policy dispute between a cedant and the original insured under the policy in March 2003, and increases to claims resulting from Hurricane Lili and storms which affected Europe, in October 2002.

Losses incurred in the year ended December 31, 2002 included $18,000 in respect of the floods which affected parts of central and eastern Europe in August 2002. Losses incurred in the year ended December 31, 2002 in respect of prior years primarily result from development of reserves relating to the attack on the World Trade Center.

Net losses and loss adjustment expenses in the consolidated statements of income are presented net of reinsurance recoveries during the years ended December 31, 2004, 2003 and 2002 of $6,065, $2,338 and $(74) respectively.

11. Written Premium by Geographic Region

Financial information relating to reinsurance premiums written by geographic region is as follows:

	December 31, 2004		December 31, 2003		December 31, 2002	
	Premiums written	%	Premiums written	%	Premiums written	%
Geographic Area (1)						
United States	$ 147,986	39.1%	$ 136,319	42.2%	$ 117,904	45.4%
Worldwide (2)	63,029	16.7%	54,491	16.9%	36,804	14.2%
Worldwide (excluding the U.S.) (3)	6,523	1.7%	15,747	4.9%	16,312	6.3%
United Kingdom	51,846	13.7%	40,650	12.6%	31,917	12.3%
Europe (excluding the U.K.)	57,907	15.3%	46,944	14.6%	30,943	11.9%
Japan	28,124	7.4%	15,597	4.8%	15,432	5.9%
Australia/New Zealand	20,422	5.4%	10,276	3.2%	6,103	2.4%
Other	2,572	0.7%	2,738	0.8%	4,270	1.6%
	$ 378,409	**100.0%**	**$ 322,762**	**100.0%**	**$ 259,685**	**100.0%**

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.
(2) Includes contracts that cover risks primarily in two or more geographic zones, including the United States.
(3) Includes contracts that cover risks primarily in two or more geographic zones, excluding the United States.

12. Concentration and Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPCRe does not require collateral or other security to support financial instruments with credit risk. A single broker group accounted for approximately 33%, 35% and 35%, respectively, of total premiums written for the years ended December 31, 2004, 2003 and 2002. Five broker groups accounted for approximately 89%, 91% and 86%, respectively, of total premiums written for the years ended December 31, 2004, 2003 and 2002.

13. Credit Facility

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. In July 2001, the amount was reduced to $150,000. In July, 2003 a new three year facility was entered into in the amount of $200,000. Drawings on this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, and certain investment restrictions. At December 31, 2004 no amounts have been drawn and IPCRe was in compliance with all covenants under this facility.

14. Statutory Capital and Surplus

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as amended in May 1995, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the net reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	2004	2003
Actual statutory capital and surplus	$1,658,399	$ 1,556,695
Minimum statutory capital and surplus	$ 179,114	$ 154,142

IPCRe's statutory net income for the years ended December 31, 2004, 2003 and 2002, was $136,450, $256,738 and $152,444, respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Supervisor of Insurance ("Supervisor") of such payment (and in certain cases the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2005 without such notification is approximately $414,600.

In accordance with IPCRe's license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

15. Pension Plan

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPCRe will contribute an amount equal to 5% of each participant's salary. In 2003, IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement Plan ("SERP"), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant's salary to a maximum of $20 per employee. IPCRe's contributions in respect of these plans amounted to approximately $264, $234 and $72 in 2004, 2003 and 2002 respectively. In addition, IPCRe has entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. During the year, one of these employees retired from the Company, an independent actuarial calculation was obtained and his future benefit was settled in a lump sum payment. Independent actuarial reviews of the ongoing benefit obligations were undertaken at December 31, 2004 and 2003. The Company has recorded a liability for accumulated benefit obligations at December 31, 2004 of $926 (2003: $919), pension costs recorded in respect of the defined benefit plan amounted to $531, $187 and $589 in 2004, 2003 and 2002 respectively. The plan is currently unfunded. The projected benefit obligations were $982 and $853 at December 31, 2004 and 2003, respectively. Actuarial assumptions used in estimating obligations are a discount rate of 6.00% (2003: 6.75%) and average compensation increases of 3.75% (2003: 3.10%).

(Expressed in thousands of United States Dollars, except for per share amounts)

16. Taxes

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company, IPCRe and IPCUSL have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company, IPCRe and IPCUSL do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2004, 2003 and 2002 is not material to the consolidated financial statements.

17. Unaudited Quarterly Financial Data

	Quarter ended March 31, 2004	Quarter ended June 30, 2004	Quarter ended Sept. 30, 2004	Quarter ended Dec. 31, 2004
Gross premiums written	$ 210,157	$ 72,906	$ 60,688	$ 34,658
Net premiums earned	83,561	78,145	99,956	93,220
Net investment income	11,563	14,082	11,958	13,617
Net realized gains (losses) on investments	5,663	2,002	(404)	(1,315)
Net losses and loss adjustment expenses	13,548	4,860	115,993	81,207
Net income (loss)	73,628	74,148	(17,798)	8,635
Net income (loss) per common share – basic	$ 1.53	$ 1.54	$ (0.37)	$ 0.18
Net income (loss) per common share – diluted	$ 1.52	$ 1.53	$ (0.37)	$ 0.18

	Quarter ended March 31, 2003	Quarter ended June 30, 2003	Quarter ended Sept. 30, 2003	Quarter ended Dec. 31, 2003
Gross premiums written	$ 191,852	$ 64,598	$ 45,804	$ 20,508
Net premiums earned	74,300	72,283	77,774	74,544
Net investment income	11,525	11,723	11,725	12,116
Net realized gains on investments	3,726	2,414	292	7,301
Net losses and loss adjustment expenses	11,156	11,516	15,778	15,932
Net income	67,528	65,588	62,132	65,381
Net income per common share – basic	$ 1.40	$ 1.36	$ 1.29	$ 1.36
Net income per common share – diluted	$ 1.40	$ 1.36	$ 1.29	$ 1.35

18. Summarized Subsidiary Financial Data

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	2004	2003	2002
Gross premiums written	$ 378,409	$ 322,762	$ 259,685
Net premiums earned	354,882	298,901	226,404
Net investment income	51,220	47,089	49,320
Net realized gain (losses) on investments	5,946	13,733	(44,867)
Net losses and loss adjustment expenses	(215,608)	(54,382)	(38,775)
Net acquisition costs	(37,682)	(30,867)	(24,521)
General & administration expenses	(20,981)	(17,532)	(12,633)
Net foreign exchange (loss) gain	(1,290)	1,910	1,554
Net income	**$ 136,487**	**$ 258,852**	**$ 156,482**
Loss ratio (1)	60.8%	18.2%	17.1%
Expense ratio (2)	16.5%	16.2%	16.4%
Combined ratio (3)	77.3%	34.4%	33.5%
Cash & investments	$ 1,900,984	$ 1,671,313	
Reinsurance balances receivable	85,086	61,194	
Other assets	41,633	36,495	
Total assets	**$ 2,027,703**	**$ 1,769,002**	
Unearned premiums	$ 68,465	$ 61,795	
Reserves for losses	274,463	123,320	
Other liabilities	15,824	16,766	
Total liabilities	358,752	201,881	
Common stock	250,000	250,000	
Additional paid-in capital	595,409	595,409	
Retained earnings	732,392	630,605	
Accumulated other comprehensive income	91,150	91,107	
Total shareholder's equity	1,668,951	1,567,121	
Total liabilities and shareholder's equity	**$ 2,027,703**	**$ 1,769,002**	

(1) The ratio of losses and loss adjustment expenses to net premiums earned.

(2) The ratio of net acquisition costs and general & administration expenses to net premiums earned.

(3) The sum of loss ratio and expense ratio.

Corporate information

Board of Directors of the Company, IPCRE and IPCUSL

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Kenneth L. Hammond
Retired Vice Chairman & Chief
Executive Officer of Attorneys' Liability
Assurance Society (Bermuda) Ltd.

Dr. The Honourable
Clarence E. James
Retired Chief of Staff
Bermuda Hospitals Board

Joseph C.H. Johnson (Chairman)
Chairman
American International Company,
Limited, Bermuda

Frank Mutch (Deputy Chairman)
Retired Lawyer
Conyers Dill & Pearman
Bermuda

Anthony M. Pilling
President
One North (Bermuda) Ltd.

Committees of the Board

Executive Committee
Joseph C.H. Johnson – Chairman
James P. Bryce
Frank Mutch

Audit Committee
Frank Mutch – Chairman
Kenneth L. Hammond
Anthony M. Pilling

Compensation Committee
Dr. Clarence E. James – Chairman
Kenneth L. Hammond
Frank Mutch
Anthony M. Pilling

Investment Committee
Anthony M. Pilling – Chairman
Joseph C.H. Johnson
Kenneth Hammond
Frank Mutch

Nominating Committee
Kenneth L. Hammond – Chairman
Dr. Clarence E. James
Frank Mutch
Anthony M. Pilling

Officers

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Stephen F. Fallon
Senior Vice President –
Underwriting of the Company,
IPCRe and IPCUSL

Peter J.A. Cozens
Senior Vice President –
Underwriting of the Company,
IPCRe and IPCUSL

John R. Weale
Senior Vice President &
Chief Financial Officer of the Company,
IPCRe and IPCUSL

Stephen C. Bardill
Vice President –
Underwriting of IPCRe and IPCUSL

Glenn N.B. Clinton
Vice President –
Underwriting of IPCRe and IPCUSL

Rob Newman
Vice President & Controller of
the Company, IPCRe and IPCUSL

Steven M. Smith
Assistant Vice President –
Underwriting of IPCRe and IPCUSL

Wesley D. Dupont
Secretary of the Company,
IPCRe and IPCUSL

Jocelyn Troake
Assistant Secretary of the Company,
IPCRe and IPCUSL

Addresses and shareholders' meeting

Bermuda
IPC Holdings, Ltd., IPCRe Limited &
IPCRe Underwriting Services Limited
American International Building,
29 Richmond Road, Pembroke HM 08, Bermuda

Tel: +1 441 298-5100 Fax: +1 441 292-8085
E-mail: mail@ipcre.bm
Web site: www.ipcre.bm

Mailing Address:
P.O. Box HM 152, Hamilton HM AX, Bermuda

Ireland
IPCRe Europe Limited
AIG Centre, North Wall Quay, Dublin 1, Ireland

Tel: +353 1 672-0202 Fax: +353 1 672-0288

IPC Common Stock
The following table sets out, for the periods indicated, the cash dividends paid per Common Share and the high and low sales prices for the Common Shares as reported by the Nasdaq National Market. Such prices reflect inter dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

2004	High	Low	Dividends
First Quarter	$ 43.20	$ 37.80	$ 0.20
Second Quarter	40.95	34.78	0.20
Third Quarter	39.00	36.04	0.24
Fourth Quarter	45.00	36.50	0.24

2003	High	Low	Dividends
First Quarter	$ 32.38	$ 27.15	$ 0.16
Second Quarter	35.90	29.95	0.16
Third Quarter	35.59	33.30	0.20
Fourth Quarter	39.39	34.93	0.20

Shareholders' Meeting
The 2005 Annual General Meeting will be held on Friday, June 10, 2005, at 9:30 a.m. at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

Independent Auditors
KPMG
Crown House, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda

Bermuda Counsel
Conyers Dill & Pearman
Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

U.S. Counsel
Sullivan & Cromwell LLP
125 Broad Street, New York,
New York 10004, U.S.A.

Transfer Agent & Registrar
Computershare Investor Services
2 North LaSalle Street, Chicago, Illinois
60602, U.S.A.

Stock Trading
IPC's Common Shares are traded on The Nasdaq Stock Market under the symbol IPCR.

As of January 31, 2005, there were 74 holders of record of Common Shares.

Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2004 is available, without charge, upon request to investor relations at our Bermuda office. The Form 10-K may also be accessed through the SEC Filings section of our web site.

IPC Holdings, Ltd.

merican International Building
9 Richmond Road, Pembroke HM 08, Bermuda

el: +1 441 298-5100
ax: +1 441 292-8085
mail: mail@ipcre.bm
ebsite: www.ipcre.bm

